THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31,
	2012	2011
Earnings before taxes on earnings	$313	$394
Fixed charges
Interest expense :
Deposits from banking clients	10	17
Payables to brokerage clients	1	1
Long-term debt	27	27

Total	38	45
Interest portion of rental expense	17	15

Total fixed charges (A)	55	60

Earnings before taxes on earnings and fixed charges (B)	$368	$454

Ratio of earnings to fixed charges (B) ÷ (A) (2)	6.7	7.6
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (3)	8.1	10.4

(1)

On January 26, 2012, the Company issued and sold 400,000 shares of fixed-to-floating rate non-cumulative perpetual preferred stock, Series A, $0.01 par value, with a liquidation preference of $1,000 per share. Dividends, if declared, will be payable beginning on August 1, 2012. The table above does not show the ratio of earnings to fixed charges and preferred stock dividends because the Company did not declare any preferred stock dividends in the periods presented. For further discussion, see “Part I – Financial Information – Item 1 – Condensed Consolidated Financial Statements (Unaudited) Notes – 8. Preferred Stock.”

(2)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(3)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.